Exhibit 100.3
NICE Actimize Hosts ENGAGE 2019, the Industry’s Premier Event for Innovative
Leaders of the Financial Crime and Compliance Industry

The event will feature thought-provoking keynote speakers including the real-life “Wolf of Wall Street,” Jordan
Belfort, who will cover key issues facing the financial services industry

Hoboken, N.J., October 22, 2019 – As regulations become tougher and technology more complex, financial crime and compliance practitioners at financial services organizations face a growing range of operational challenges. Addressing this need, NICE Actimize, a NICE (Nasdaq: NICE) business, and a leader in Autonomous Financial Crime Management drives the future of innovation and strategy with the launch of ENGAGE 2019, the industry’s largest, fully dedicated financial crime forum. Executives from leading financial services organizations will gain unique insights from NICE Actimize’s decades of experience in implementing successful financial crime strategies, technology solutions and services. Open exclusively to NICE Actimize clients, partners and sponsors, ENGAGE 2019 will be held in New York City on November 19 and 20.

Created to move financial services organizations into the future, ENGAGE 2019 arms attendees with the tools and know-how to achieve improved operational efficiencies, reduce costs and effectively fight fraud, market abuse, money laundering and more. With more than 50 workshops, networking sessions and special technology showcases focused on financial crime, ENGAGE 2019 is expected to attract 500+ attendees.

One of ENGAGE 2019’s must-see highlights will be the keynote featuring the real-life “Wolf of Wall Street,” Jordan Belfort, who will address key issues facing the financial services industry in a can’t-miss Q&A session. Belfort is the best-selling author of three iconic books: Wolf of Wall Street, Catching the Wolf of Wall Street, and The Way of the Wolf. You’ll hear Belfort tell his personal story of how the pursuit of wealth can surpass the importance of ethics in the business world, and how he came out on the other side.

What’s New, What’s Coming: Financial Crime Product Innovation
NICE Actimize’s ENGAGE 2019 offers interactive and educational product-focused discussions led by both NICE Actimize Product Management and invited industry experts – attendees will hear what's new, what’s coming, and most importantly, be able to share ideas with other attendees at the open networking sessions. The agenda addresses critical issues facing financial services organizations, with thought-provoking sessions focused on today’s financial crime and compliance challenges, as well as game-changing technologies such as Robotic Process Automation and machine learning. Additional topics explore key business issues for 2020 such as “Trusting Digital Identity” to “The Evolving Role of Crypto and Surveillance” to “Transforming Surveillance with Advanced Analytics” and “the Power of Collective Intelligence for Data Insights.”

“NICE Actimize’s ENGAGE 2019 takes industry collaboration to another level with our unique X-Sight Marketplace partner ecosystem. This year, for the first time, attendees can learn more about the benefits of this new channel that allows customers to more easily connect with our partners and an expanded array of financial crime applications,” said Craig Costigan, CEO, NICE Actimize. “Attendees to ENGAGE 2019 will be able to meet with our Marketplace Showcase providers, deriving value from this collaborative approach that features unparalleled coverage options.”

Attendance and Registration
Registration for this event is now open to clients of NICE Actimize and offers several attendance options. Please visit the ENGAGE event website for more information or contact info@niceactimize.com.

Additional NICE Actimize ENGAGE Client Forum resources:
•	On Twitter — Follow @NICE_Actimize and the event hashtag #ActimizeEngage.
•	On LinkedIn — Look for company updates at www.linkedin.com/company/actimize.

Industry Media and analysts may contact cindy.morgan-olson@niceactimize.com for further information regarding pre- or post-event press interviews or briefings.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact:

Cindy Morgan-Olson, +1-551-256-5000, NICE Actimize, cindy.morgan-olson@niceactimize.com

Investors:

Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972-9-775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.